As filed with the Securities and Exchange Commission on January 22, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1*

BioScrip, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09069N108

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cloud Gate Capital Master Fund LP 98-1068149
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 399,745
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 399,745
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IV

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cloud Gate Capital LLC 46-0530467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,310,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,310,897
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,897
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cloud Gate Capital GP Ltd. 36-4759002
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 399,745
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 399,745
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Heller 46-0823727
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,310,897
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,310,897
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,897
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian Newman 27-3990577
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,310,897
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,310,897
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,897
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Financial Services, LLC (d/b/a BW Capital Partners L.P.) 38-3853265
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 442,715
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 442,715
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Opportunity Partners, LP 36-4161201
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 303,286
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 303,286
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IV

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Opportunity (QP) Partners, LP 80-0871469
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,429
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 139,429
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IV

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Opportunity Managers, LLC 36-4161202
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 442,715
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 442,715
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William E. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 442,715
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 442,715
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No.1”) to the Initial Statement on Schedule 13D filed with the Securities and Exchange Commission on December 29, 2014 (the “Initial Statement” and, together with this Amendment No.1, the “Schedule 13D”) relates to common stock, par value $0.0001 per share (“Shares”), of BioScrip, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 100 Clearbrook Road, Elmsford, NY 10523.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended as follows.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced in its entirety with the following:

The aggregate purchase price of the 1,310,897 Shares owned by CGCMF and institutional accounts for which CGC serves as sub-adviser is $8,456,969 including brokerage commissions. The Shares owned by CGCMF and institutional accounts for which CGC serves as sub-adviser were acquired with such entities’ available funds. The aggregate purchase price of the 442,715 Shares owned by BWOP and BWOQP is $2,880,581 including brokerage commissions. The Shares owned by BWOP and BWOQP were acquired with such entities’ available funds.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and replaced in its entirety with the following:

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may or may not endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Shares.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Shares, conditions in the securities markets, other potential investment opportunities, fund flows affecting the Reporting Persons, and general economic and industry conditions, the Reporting Persons may decide to sell some or all of their Shares, or to continue to hold their existing position in the Shares for investment.

Mr. Heller and Mr. Newman, along with other individuals associated with the Reporting Persons and the Associated Persons (as defined below), previously had direct communications with the Issuer’s chief executive officer and with its chairman of the Board of Directors and in connection therewith, they have expressed their interest in the Issuer effecting a change in its Board of Directors and conveyed their intention to recommend candidates for the Board to nominate for election as director at the 2015 annual meeting of shareholders. Mr. Heller, Mr. Newman and these individuals have had further communications with the Board of Directors pursuant to which they have recommended candidates for nomination by the Board for election as director. In addition, depending upon the factors mentioned above and other factors the Reporting Persons may deem relevant, the Reporting Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with management and/or the Board of Directors of the Issuer concerning the business, operations and strategic direction of the Issuer, communicating with other shareholders of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As a result of their association with each other and the circumstances relating to their respective investment in the Issuer under which they have coordinated their purchases of Shares and developed their investment strategy with respect to such investment, the Reporting Persons and Delaware Street Capital Master Fund, L.P. and certain persons affiliated or associated with it (the “Associated Persons”) may be deemed to constitute a group within the meaning of section 13(d)(3) of the Act. The Associated Persons have concurrently filed a Schedule 13D reporting aggregate beneficial ownership of 3,215,789 shares of Common Stock, representing 4.7% of the outstanding shares of Common Stock. The Reporting Persons and the Associated Persons as a group beneficially own 4,969,401 shares of Common Stock, which represent approximately 7.2% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is, for any other purpose, the beneficial owner of any of the shares of Common Stock and each of the Reporting Persons disclaims beneficial ownership as to the shares of Common Stock reported herein or held by any other person for purposes of Section 13(d) of the Act, except to the extent of his or its pecuniary interests therein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by restating paragraphs (a), (b) and (c) in their entirety with the following:

(a) and (b) The aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Schedule 13D is based upon 68,636,465 shares of Common Stock issued and outstanding as of November 5, 2014, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2014 on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2014.

CGCMF, as the entity that legally owns the securities, is deemed the direct beneficial owner of 399,745 shares of Common Stock. CGC, as the investment manager of CGCMF, is deemed the indirect beneficial owner of 399,745 shares of Common Stock. CGC is also deemed the indirect beneficial owner of 911,152 shares of common stock owned by institutional accounts in which it serves as a sub-adviser. CGCGP, as the general partner of CGCMF, is deemed the indirect beneficial owner of 399,745 shares of Common Stock. David Heller and Brian Newman, as members of CGC responsible for the management of its business, are deemed to share indirect beneficial owner of 1,310,897 shares of Common Stock.

BWOP, as the entity that legally owns the securities, is deemed the direct beneficial owner of 303,286 shares of Common Stock. BWOQP, as the entity that legally owns the securities, is deemed the direct beneficial owner of 139,429 shares of Common Stock. BWOM, as the general partner of BWOP and BWOQP, is deemed the indirect beneficial owner of 442,715 shares of Common Stock. BWFS, as the investment Manager of BWOP and BWOQP, is deemed the indirect beneficial owner of 442,715 shares of Common Stock. William E. Wolf, as a managing member of BWFS, is deemed the indirect beneficial owner of 442,715 shares of Common Stock.

CGC has obtained indirect beneficial ownership of the shares of Common Stock directly beneficially owned by BWOP and BWOQP effective as of January 1, 2015, the effective date of CGC’s sub-advisory agreement with BWOP and BWOQP. In order to report the beneficial ownership of shares of common stock acquired by BWOP and BWOQP under this sub-advisory relationship, BWOP and BWOQP and the persons directly or indirectly managing the same have been included as Reporting Persons in this Schedule 13D.

(c) During the sixty (60) days through the date of this report, the following Reporting Persons purchased the following shares of Common Stock in the open market:

Reporting Person

CGC

Trade	# of	Net USD
Date	Shares	Price/Shr.
12/2/2014	17,060	6.48
12/3/2014	20,000	6.43
12/9/2014	150,000	6.01
12/18/2014	120,000	6.14
12/18/2014	14,450	6.14
12/19/2014	135,377	6.10
12/26/2014	130,000	6.59
12/29/2014	80,000	6.69
12/29/2014	29,715	6.67
1/12/2015	13,286	5.74
1/16/2016	69,775	6.00
1/20/2016	60,000	5.91
1/21/2016	108,431	5.93

Reporting Person

BWOP

Trade	# of	Net USD
Date	Shares	Price/Shr.
12/19/2014	35,500	6.09
12/22/2014	16,026	6.36
12/23/2014	31,267	6.39
12/24/2014	21,628	6.41
12/26/2014	88,311	6.60
12/31/2014	73,323	6.88
1/6/2015	22,108	6.48
1/12/2015	15,123	5.74

Reporting Person

BWOQP

Trade	# of	Net USD
Date	Shares	Price/Shr.
12/19/2014	14,500	6.09
12/22/2014	6,546	6.36
12/23/2014	14,849	6.39
12/24/2014	10,272	6.41
12/26/2014	41,689	6.60
12/31/2014	30,578	6.88
1/6/2015	12,975	6.48
1/12/2015	8,020	5.74

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2015

CLOUD GATE CAPITAL MASTER FUND LP

By: CLOUD GATE CAPITAL GP LTD., its general partner

By:	/s/ Jeffrey F. Knupp
Name:	Jeffrey F. Knupp
Title:	Chief Operating Officer

CLOUD GATE CAPITAL GP LTD.

By:	/s/ Jeffrey F. Knupp
	Name:	Jeffrey F. Knupp
	Title:	Chief Operating Officer

CLOUD GATE CAPITAL LLC

By:	/s/ Jeffrey F. Knupp
	Name:	Jeffrey F. Knupp
	Title:	Chief Operating Officer

DAVID HELLER

/s/ David Heller

BRIAN NEWMAN

/s/ Brian Newman

BW FINANCIAL SERVICES, LLC

By:	/s/ William E. Wolf
	Name:	William E. Wolf
	Title:	Managing Partner

BW OPPORTUNITY PARTNERS, LP

By: BW OPPORTUNITY MANAGERS, LLC, its general partner

By:	/s/ William E. Wolf
	Name:	William E. Wolf
	Title:	Member

BW OPPORTUNITY (QP) PARNTERS, LP

By: BW OPPORTUNITY MANAGERS, LLC, its general partner

By:	/s/ William E. Wolf
	Name:	William E. Wolf
	Title:	Member

BW OPPORTUNITY MANAGERS, LLC

By:	/s/ William E. Wolf
	Name:	William E. Wolf
	Title:	Member

WILLIAM E. WOLF

/s/ William E. Wolf